[redacted]

09040046

AB * 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Insurance Services Investment Advisors, Inc.
Fka ABD Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Walnut street
(No. and Street)

Redwood City (City) CA (State) 94063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey 650-839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second street (Address) Suite 1400 San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chiris Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLENE CORPUZ ROSCHEVITZ
COMM. #1715836
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Jan 12, 2011

Charlene Roschevitz

Notary Public

3/24/09

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)
December 31, 2008

Table of Contents

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Shareholder
ABD Financial Services, Inc.:

We have audited the accompanying statement of financial condition of ABD Financial Services, Inc., (the Company), a wholly owned subsidiary of ABD Insurance and Financial Services, Inc., whose ultimate parent is Wells Fargo & Company, as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABD Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 26, 2009

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	248,434
Certificate of deposit		990,568
Commissions receivable		229,862
Accounts receivable – fees		5,000
Interest receivable		2,180
Total assets	$	1,476,044

Liabilities and Shareholder's Equity

Liabilities:		
Payable to Parent	$	22,916
Accrued payables		163,161
Total liabilities		186,077
Commitments and contingent liabilities (note 6):		
Shareholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Paid-in capital		5,641,989
Accumulated deficit		(4,352,023)
Total shareholder's equity		1,289,967
Total liabilities and shareholder's equity	$	1,476,044

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Operations

Year ended December 31, 2008

Revenues:		
Commissions and fees	$	2,068,204
Interest income		33,857
Total revenues		2,102,061
Expenses:		
Employee compensation and benefits		1,440,317
Parent company allocated charges		422,810
Professional fees		30,497
Occupancy		157,836
Travel, entertainment and auto		72,805
Telephone, postage and supplies		49,279
Dues, subscriptions, contributions, licenses		61,755
Advertising and promotion		17,254
Recruiting		10,000
Other expenses		22,789
Impairment of goodwill		4,316,726
Total expenses		6,602,068
Net loss before income taxes		(4,500,007)
Income tax benefit		(61,625)
Net loss	$	(4,438,382)

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2008

	Common stock			Paid-in	Retained earnings/ (accumulated	
	Shares		Amount	capital	deficit)	Total
Balance at December 31, 2007	100	$	1	5,641,989	86,359	5,728,349
Net loss	—		—	—	(4,438,382)	(4,438,382)
Balance at December 31, 2008	100	$	1	5,641,989	(4,352,023)	1,289,967

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (4,438,382)
Adjustments to reconcile net loss to net cash used in operating activities:	
Impairment of goodwill	4,316,726
Changes in operating assets and liabilities:	
Increase in commissions receivable	(40,862)
Decrease in accounts receivable	23,625
Decrease in interest receivable	1,515
Decrease in other assets	9,115
Decrease in accrued payables	(31,821)
Decrease in payable to Parent	(173,892)
Net cash used in operating activities	(333,976)
Cash flows from investing activities:	
Maturity of certificates of deposit	1,948,213
Purchase of certificates of deposit	(1,983,614)
Net cash used in investing activities	(35,401)
Net decrease in cash and cash equivalents	(369,377)
Cash and cash equivalents, beginning of year	617,811
Cash and cash equivalents, end of year	$ 248,434
Supplemental disclosures of cash flow information:	
Cash paid during the period for income taxes	$ 75,300

See accompanying notes to financial statements.

(1) Organization of the Company

ABD Financial Services, Inc. (the Company) is a Colorado Corporation. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (Parent) which is wholly owned by Wells Fargo & Company (WFC). On January 1, 2009, the Company became a wholly owned subsidiary of Wells Fargo Insurance Services, Inc., and changed its name to Wells Fargo Insurance Services Investment Advisors, Inc. The Company is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company acts as a retirement consultant for corporate 401 (k) plans.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

(b) Fair Value of Financial Instruments

The Company does not have any financial instruments which are measured at fair value on a recurring basis.

(c) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents as reflected in the statement of cash flows consist of balances in bank accounts used in operations and liquid investments with original maturities of three months or less.

(e) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of a business acquired and is reviewed at least annually for impairment. See note 5 for additional information.

(f) Revenue Recognition/Commissions and Fees Receivable

Commissions and related clearing expenses are recorded as earned.

(Continued)

(g) *Income Taxes*

The Company is included in the consolidated federal and state income tax return filed by WFC. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from WFC through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Income Tax Uncertainties* (FIN 48). FIN 48 supplements Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109), by defining the threshold for recognizing tax benefits in the financial statements as "more-likely than-not" to be sustained by the applicable taxing authority. The benefit recognized for a tax position that meets the "more-likely than-not" criterion is measured based on the largest benefit that is more than 50% likely to be realized, taking into consideration the amounts and probabilities of the outcomes upon settlement. The Company's adoption of FIN 48 effective January 1, 2007 did not result in a cumulative effect adjustment to retained earnings and there are no unrecognized tax benefits reflected in these financial statements.

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, and requires that the ratio of aggregated indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2008, the Company's net capital was $1,051,146 which was $1,038,741 in excess of its required net capital of $12,405 defined as the greater of $5,000 or 6.67% of total aggregate indebtedness, and the Company had a ratio of aggregate indebtedness to net capital was 5.65 to 1.

(4) Related-Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on revenues or headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $422,810 in parent company allocated charges and $214,632 in occupancy, telephone, postage, supplies and computer network expenses for the year ended December 31, 2008.

(Continued)

(5) Impairment of Goodwill

The Company recognized a noncash goodwill impairment charge during 2008 of $4,316,726. The impairment loss reflects the results of the Company's impairment testing during the year ended December 31, 2008. The deteriorating economy and unprecedented weakness in financial markets caused a decline in the Company's 2008 financial results and near-term profitability projections. As a result, the Company determined that the goodwill could no longer be supported given the current market conditions.

(6) Commitments and Contingencies

In the ordinary course of business, there are various assertions, claims and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

(7) Income Taxes

The Company is included in the consolidated federal and state return filed by WFC. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return. The total income tax expense included in the statement of operations is as follows:

Components of the provision for income taxes are as follows for the year ended December 31, 2008:

		Current	Deferred	Total
Federal	$	(85,806)	29,864	(55,942)
State		(5,683)	—	(5,683)
	$	(91,489)	29,864	(61,625)

A reconciliation between the amount of the reported provision for income taxes and expected income tax, (computed by multiplying the statutory federal income tax rate (35%) times income before income taxes) is as follows for the year ended December 31, 2008:

Expected provision for federal income taxes	$	(1,575,002)
State income taxes, net of federal benefit		520
Goodwill Impairment		1,510,854
Other		2,003
Income tax benefit	$	(61,625)

Included in payable to parent is taxes receivable of $113,825. There are no deferred tax assets or liabilities as of December 31, 2008.

Schedule

ABD FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net capital:			
Shareholder's equity (from statement of financial condition)	$	1,289,967	
Less nonallowable assets:			
Accounts receivable – fees		5,000	
Interest receivable		2,180	
Commissions receivable		229,862	
Total nonallowable assets		237,042	
Hair cut on securities		(1,779)	
Net capital	$	1,051,146	
Aggregate indebtedness:			
Total liabilities (from statement of financial condition)	$	186,077	
Computation of net capital requirements:			
Net capital requirements (6.66% of aggregate indebtedness)		12,405	(A)
Minimum dollar net capital requirement		5,000	(B)
Net capital requirement (greater of (A) or (B))		12,405	
Excess net capital (net capital, less net capital requirement)		1,038,741	
Ratio aggregate indebtedness to net capital		5.65	

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2008 FOCUS Report, as amended.

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Shareholder
ABD Financial Services, Inc.:

In planning and performing our audit of the financial statements of ABD Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material* weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 26, 2009

KPMG

ABD FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)